January 18, 2013

Ms. Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel and Mining

Division of Corporation Finance
100 F Street NE

Washington, D.C. 20549

Re:	China New Borun Corporation Form 20-F for Fiscal Year Ended December 31, 2011 Filed April 6, 2012 File No. 001-34754

Dear Ms. Jenkins:

I refer to your letter to Mr. Yuanqin (Terence) Chen, dated December 27, 2012, relating to China New Borun Corporation’s annual report on Form 20-F for the fiscal year ended December 31, 2011, filed with the U.S. Securities and Exchange Commission (the “Commission”) on April 6, 2012.

We are in the process of collecting and investigating the relevant facts in order to prepare accurate and complete answers to these issues. Therefore, we respectfully request an extension of the deadline to January 31, 2013 to respond to your letter.

Please do not hesitate to contact me if you have additional questions or require additional information.

China New Borun Corporation

By:	/s/ Terence Chen
Name:	Terence Chen
Title:	Chief Financial Officer